SECU 06004536 SSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 37373

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 209

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOUR INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ODANA COURT
(No. and Street)

MADISON (City) WISCONSIN (State) 53719 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NICK SONDEL (608) 274-7744
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & GESTELAND, LLP
(Name – *if individual, state last, first, middle name*)

8383 GREENWAY BLVD. (Address) MIDDLETON (City) WISCONSIN (State) 53562 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 18 2006
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Nick Sondel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of Harbour Investments, Inc. as of December 31, 2005, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

RICHARD MEDLAND
NOTARY PUBLIC
STATE OF WISCONSIN

Signature

Title

my commission expires 1-25-2009
Notary Public

This report ** contains (check all that are applicable)

| | | |
|---|---|---|
| X | (a) | Facing page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Income |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Stockholders' Equity |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| X | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3 |
| | (i) | Information relating to the Possession or Control Requirements Under Rule 15c3-3 |
| X | (j) | A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 |
| | (k) | A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A copy of the SIPC Supplemental Report |
| | (n) | A report describing and material inadequacies found to exist or found to have existed since the date of the previous audit |
| X | (o) | Independent Auditor's Report on Internal Control |

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

# FINANCIAL STATEMENTS
and
# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

For the Year Ended December 31, 2005

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

# TABLE OF CONTENTS

Smith & Gesteland LLP

Not The Same Old Bottom Line

certified public accountants and business consultants

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Harbour Investments, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Harbour Investments, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbour Investments, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Gesteland, LLP

Madison, Wisconsin
January 31, 2006

SMITH & GESTELAND, LLP

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8383 Greenway Boulevard
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Sun Prairie, Wisconsin 53590
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**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

## STATEMENT OF FINANCIAL CONDITION
December 31, 2005

### ASSETS

| | |
|---|---|
| Current assets | |
| Cash and cash equivalents | $ 887,794 |
| Commissions receivable | 731,972 |
| Marketable securities owned, at market value | 53,516 |
| Total current assets | 1,673,282 |
| Property | |
| Computer equipment at cost, less accumulated depreciation of $47,088 | 3,751 |
| Total property | 3,751 |
| Total assets | $ 1,677,033 |

### LIABILITIES

| | |
|---|---|
| Accounts payable | $ 44,191 |
| Commissions payable | 879,151 |
| Total current liabilities | 923,342 |

### STOCKHOLDER EQUITY

| | |
|---|---|
| Common stock, no par value; 2,000,000 shares authorized; 208,334 shares issued and outstanding | 16,500 |
| Paid-in capital | 6,500 |
| Retained earnings | 730,691 |
| Total stockholder equity | 753,691 |
| Total liabilities and stockholder equity | $ 1,677,033 |

The accompanying notes are an integral part of the financial statements.

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

## STATEMENT OF INCOME
For the Year Ended December 31, 2005

| | |
|---|---|
| Commission revenue | $ 20,665,289 |
| Investment income | 50,707 |
| Gross income | 20,715,996 |
| Expenses | |
| Commissions | 18,614,190 |
| Management fees | 1,972,115 |
| Depreciation expense | 3,655 |
| Legal fees | 3,892 |
| Salaries | 77,537 |
| Miscellaneous expense | 1,086 |
| Total expenses | 20,672,475 |
| Income before income taxes | 43,521 |
| Income tax expense | 9,604 |
| NET INCOME | $ 33,917 |

The accompanying notes are an integral part of the financial statements.

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

## STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
For the Year Ended December 31, 2005

| | Common Stock | | Paid-In | Retained |
|---|---|---|---|---|
| | Shares | Amounts | Capital | Earnings |
| Balance, January 1, 2005 | 208,334 | $ 16,500 | $ 6,500 | $ 696,774 |
| Net income | | | | 33,917 |
| Balance, December 31, 2005 | 208,334 | $ 16,500 | $ 6,500 | $ 730,691 |

The accompanying notes are an integral part of the financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

## STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net income | $ 33,917 |
| Adjustments to reconcile net income to net cash received from operating activities: | |
| Depreciation of computer equipment | 3,656 |
| Unrealized gain on marketable securities | (9,437) |
| Changes in assets and liabilities: | |
| Accounts payable | 9,409 |
| Commissions receivable | 139,727 |
| Accrued income taxes | (4,957) |
| Commissions payable | (84,039) |
| Net cash received from operating activities | 88,276 |
| Net increase in cash and cash equivalents | 88,276 |
| Cash and cash equivalents at beginning of year | 799,518 |
| Cash and cash equivalents at end of year | $ 887,794 |
| **SUPPLEMENTAL DISCLOSURES:** | |
| Cash paid for income taxes | $ 9,604 |

The accompanying notes are an integral part of the financial statements.

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as a broker in connection with the sale of mutual funds and direct participation programs throughout the United States.

### A. STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### B. REVENUE RECOGNITION

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

### C. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with SFAS No. 109 "Accounting for Income Taxes." Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. At December 31, 2005, there are no timing differences creating deferred tax assets or liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

### D. CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E. MARKETABLE SECURITIES

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

F. COMPUTER EQUIPMENT

Computer equipment is carried at cost. Depreciation is provided for by using the straight-line method over the estimated useful lives of the assets.

## NOTE 2 - INCOME TAXES

Composition of income tax expense for the year ended December 31, 2005, is as follows:

| | | |
|---|---|---|
| Income taxes currently payable | | |
| Federal | $ | 5,318 |
| State | | 4,286 |
| Total | $ | 9,604 |

## NOTE 3 - COMMITMENTS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 99.9% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $1,972,115 for the year ended December 31, 2005.

# NOTES TO FINANCIAL STATEMENTS

## NOTE 4 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement. Aggregate indebtedness at December 31, 2005, was $923,342 while the company had net capital of $662,939 and a net capital requirement of $100,000. The company's net capital ratio was 1.39 to 1.

## NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of trading and investing securities at quoted market values, as summarized below.

| | |
|---|---|
| Corporate stocks | $ 3 |
| Mutual funds | 53,513 |
| | $ 53,516 |

## NOTE 6 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2005, cannot be determined.

# SUPPLEMENTAL INFORMATION

## HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

## COMPUTATION OF NET CAPITAL
As of December 31, 2005

| | | |
|---|---|---|
| Net capital | | |
| Stockholder equity | | $ 753,691 |
| Total stockholder equity qualified for net capital | | 753,691 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Aged receivables | $ 26,795 | |
| Computer equipment, net | 3,751 | |
| Total deductions and/or charges | | 30,546 |
| Net capital before haircuts on securities positions | | 723,145 |
| Haircuts on securities: | | |
| Marketable securities owned | 53,516 | |
| Other securities | 6,690 | |
| Total haircuts on securities positions | | 60,206 |
| Net capital | | $ 662,939 |

# HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

## COMPUTATION OF NET CAPITAL
(Continued)
As of December 31, 2005

| | | |
|---|---|---|
| Aggregated indebtedness | | |
| Accounts payable | $ | 44,191 |
| Commissions payable | | 879,151 |
| Total aggregated indebtedness | $ | 923,342 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ | 100,000 |
| Excess net capital at 1,500 percent | $ | 562,939 |
| Excess net capital at 1,000 percent | $ | 570,605 |
| Ratio: aggregated indebtedness to net capital | | 1.39 |
| Reconciliation with company's computation of net capital reported in Part II of Form X-7a-5 a as of December 31, 2003 | | |
| Net capital reported in unaudited focus report | $ | 683,758 |
| Changes in allowable credits and nonallowable assets: | | |
| Computer equipment, net | | 10,708 |
| Haircuts on securities | | (17,304) |
| Audit adjustments: | | |
| Accounts payable | | (3,515) |
| Depreciation expense | | (3,656) |
| Other audit adjustments, net | | (7,052) |
| Net capital per above | $ | 662,939 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER HARBOUR INVESTMENTS, INC. as of DECEMBER 31, 2005

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k)(1) — $2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained | X | 4560 |
| C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335] | X | 4570 |
| D. (k)(3) — Exempted by order of the Commission (include copy of letter) | | 4580 |

CLEARING FIRMS

WEDBUSH MORGAN SECURITIES
PERSHING, LLC

# INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Harbour Investments, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of Harbour Investments, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute,



8383 Greenway Boulevard
Suite 400
Middleton, Wisconsin 53562
p 608.836.7500
f 608.836.7505

100 Wilburn Road
Suite 102
Sun Prairie, Wisconsin 53590
p 608.837.4477
f 608.825.6526

1339 Park Avenue
Columbus, Wisconsin 53925
p 920.623.4115
f 920.623.3030

www.sgcpa.com

assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures and the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Smith & Gesteland, LLP

Madison, Wisconsin
January 31, 2006

SMITH & GESTELAND, LLP